ERIC M. LERNER
PARTNER
PHONE: 212-715-9494
FAX 212-715-8000
ELERNER@KRAMRLEVIN.COM

February 21, 2012

via edgar correspondence
and federal express

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E
Washington, D.C.  20549-3561

Re:	Systemax Inc. Form 8-K Filed April 20, 2011 Definitive Proxy Statement on Schedule 14A Filed April 29, 2011 Form 10-Q for the Period Ended September 30, 2011 Filed November 10, 2011 File No. 001-13792

Dear Mr. Chase:

Reference is made to the letter dated January 17, 2012 (the “Comment Letter”) to Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of our client, Systemax Inc. (the “Company”), setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s public filings referenced above.

On behalf of our client, this letter sets forth the Company’s responses to the Staff’s comments, and as discussed with you and Mara Ransom during our phone conversation on February 1, 2012, the Company’s proposal for enhanced disclosure to address the substance of the Staff’s comments (the “Proposal”).

As discussed with the Staff, the Company’s Proposal provides a general response to the Comment Letter setting forth additional background information and detail regarding the circumstances of Gilbert Fiorentino’s resignation.  The Proposal includes the findings of the Audit Committee’s independent investigation that led to the decision to notify Mr. Fiorentino of the Company’s intention to terminate his employment, as requested by the Staff in the Comment Letter.  As discussed with the Staff, the Company proposes to make the disclosures described in the Proposal in its 2011 Form 10-K (in the Legal Proceedings section and in the Notes to Financial Statements) to be filed in early March 2012.

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

The Company believes its Proposal addresses the key disclosure elements raised by the Staff in the Comment Letter and that this approach best presents the requested disclosure in a timely, concise, updated chronological format that will be most easily understood by the investing public.  We believe this approach is preferable to providing the information in separate amendments to prior filings.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The headings in this letter correspond to the headings of the Comment Letter.

A.	Response to Specific Comments in the Comment Letter

Form 8-K Filed April 20, 2011

1.
Please amend your filing to describe the findings of the internal investigation that led to your decision to notify Mr. Fiorentino of your intention to terminate his employment.  See Item 5.02(a)(1)(iii) of Form 8-K, and Rule 12b-20 under the Exchange Act of 1934. For guidance, please also refer to our Form 8-K Compliance and Disclosure Interpretation 217.05 which can be found on our website at www.sec.gov.

The Company believes its prior public disclosures adequately addressed the requirements of Form 8-K relating to this matter.  The Company does not believe Item 5.02(a) applies to this situation.  Please note that Mr. Fiorentino’s concurrent resignation as a director was a negotiated adjunct to the termination of his employment status pursuant to the Settlement Agreement, which was the true crux of the matter, and was not in fact related to any “disagreement” with the registrant regarding its business as contemplated by Item 5.02(a).  The Company’s Form 8-K disclosures tracked the requirements of Item 5.02(b) in describing the resignation of Mr. Fiorentino in his capacities as a named executive officer and as a director.  Item 5.02(b) requires only a statement that the resignation has occurred and the date of the event, and is expressly applicable to situations not covered by Item 5.02(a).  In recognition of Rule 12b-20, the Company provided additional disclosure (beyond that required by Item 5.02(b)) regarding the resignation by putting it in the context of the Audit Committee investigation, making clear to investors that these were related events.

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

We note that Item 5.02(a)(1)(iii) cited by the Staff addresses situations where a director has resigned following a disagreement with the registrant relating to its operations, policies or practices.  The only disagreement the Company had with Mr. Fiorentino was the Company’s belief that Mr. Fiorentino had committed the acts found by the Audit Committee investigation, and his denial thereof; we do not believe this is the type of “disagreement” requiring disclosure under Item 5.02(a), and have been unable to locate applicable precedents for such treatment.

However, in light of the Staff’s concerns, the Company proposes to include the requested disclosure of the findings of the internal investigation in its Form 10-K for the year ended December 31, 2011, expected to be filed in early March 2012.  This disclosure is provided below for the Staff’s review under the heading “B. Company Proposal for Enhanced Disclosure.”

Regarding the Commission’s Form 8-K Compliance and Disclosure Interpretation 217.05, we are unclear as to its applicability to our situation, given the subject matter of that Interpretation; please provide us with clarification of this comment.

2.
Please tell us whether Mr. Fiorentino furnished the company, including, but not limited to, any committee, officer or director of the company, with any written correspondence concerning the circumstances surrounding the company’s intent to terminate his employment. If so, please amend your Form 8-K to include as an exhibit any such correspondence. Please also apply this comment to your 8-K filed May 9, 2011 as it relates to the circumstances surrounding Mr. Fiorentino’s resignation. See Item 5.02(a)(2) of Form 8-K and Item 601(b)(17) of Regulation S-K.

On January 28, 2011 Mr. Fiorentino provided the Company with an e-mail denying the allegations made by the whistleblower.  This e-mail was correspondence generated months before conclusion of the Audit Committee investigation, and at a time when the eventual decision in April to deliver the Cause Notice to Mr. Fiorentino was not yet being considered, and accordingly is not correspondence relating to the circumstances of his resignation involving a disagreement with the Company.  Further, for the reasons given in Response 1 above, we do not believe that Item 5.02(a) is intended to require disclosure of correspondence denying wrongdoing as a “disagreement” with the registrant regarding its operations, practices and policies that led to the director's resignation.  Accordingly, we do not believe correspondence from Mr. Fiorentino in this regard is required to be filed as an exhibit.

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

On April 28, 2011, Mr. Fiorentino’s counsel sent 3 letters to the Company in which he sought to exercise his stock options, demanded return of personal items left in his office and questioned the technical compliance of the Cause Notice under the terms of the Employment Agreement.  These letters did not address the specific allegations against Mr. Fiorentino.  For the reasons described in Response 1 above, the Company does not believe these letters are correspondence delivered in connection with a “disagreement” regarding the registrant’s operations, practices or policies as contemplated by Item 5.02(a).

We also note that if this matter were to be treated as a disagreement under Item 5.02(a), the Company would be required to provide the proposed disclosure to the director, and file as an exhibit the director’s response.  We do not believe that in these “whistle blower” type circumstances, the conduct of an independent investigation resulting in a director’s resignation is a “disagreement relating to the registrant’s operations, policies or practices”.  We believe it would be detrimental to the investing public, and possibly harmful to subsequent Commission proceedings, if registrants were forced to provide the targets of such investigations with the ability to put confidential, sensitive matters relating to the investigation in the public forum by being required to file their self-serving defenses as exhibits.  We believe this situation, where the director is a target, should be distinguished from situations where a director is making allegations against the registrant regarding its business that caused the director to resign, as would be the usual case under Item 5.02(a).

Definitive Proxy Statement on Schedule 14A Filed April 29, 2011

Transactions with Related Persons, page 19

3.
Please tell us whether the internal investigation you reference in your Form 8-K filed April 20, 2011 identified any transactions by Mr. Fiorentino that violated your policies and procedures with respect to transactions with related persons as described on page 19 of your filing. If so, please revise your filing to identify these transactions as required by Item 404(b)(2) of Regulation S-K. In this regard, we note footnote 6 to your Summary Compensation Table which states that Mr. Fiorentino obtained monetary and non-monetary assets that were obtained without company authorization.

As described in the Company’s Proposal in Section B below, Mr. Fiorentino’s actions would be violations of the Company’s Code of Ethics, but given the activities Mr. Fiorentino was found by the Audit Committee’s internal investigation to have engaged in, we believe these actions are more properly understood as violations of the conflicts of interests, use of Company assets, legal compliance and corporate record-keeping provisions of the Company’s policies, and are not properly characterized as “related party transactions” as contemplated by SK Item 404.  We note that SK Item 404 relates to transactions in which “the registrant was or is to be a participant.”  In the adopting release for SK Item 404 (SEC Release 33-8732; August 11, 2006), the Commission indicated in response to concerns that the new term “participant” was a broad term that could include transactions where the registrant was not a “party” (the term under the old rule) that “…disclosure would be required if a company benefits from a transaction with a related person that the company has arranged and in which it participates…”  We believe it is incorrect to interpret the Company being a victim of Mr. Fiorentino’s alleged actions as the same as the Company being a participant in those transactions.

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

Based on the Audit Committee’s findings, it would appear that Mr. Fiorentino improperly completed the Company’s internal corporate governance and compliance questionnaires by not disclosing his activities.  However, his failure to do so does not, in our view, then result in such transactions being the type of related party transactions required to be disclosed by SK Item 404 after the fact, particularly when such activities were not known to the Company and its “participation” was concealed from it.

In this regard, we note that SK Item 404 is intended to disclose ordinary business situations known to the registrant and involving (not exclusively) the types of interests and examples described in SK Item 404.  We note that the types of transactions covered by or exempt from SK Item 404 and its instructions are of an ordinary, consensual business nature:  financial transactions, guaranties, leases, installment payments, indebtedness, bank loans, employment relationships, competitive bid processes/common carrier situations and government contracts.  We do not believe SK Item 404 requires disclosure of allegedly improper and illegal activities that were hidden from the Company; in fact in these situations registrants may often never be able to determine the full nature and extent of an executive’s actions, and should not be required to guess at or estimate such actions by characterizing them as related party transactions in which the registrant is a participant.

We also believe that Item 404(b)(2), requiring disclosure of transactions with related parties where the Company’s policies and procedures were not followed, is not properly applicable to situations where the Company personnel preparing the public filings, or responsible for compliance with the related party approval procedures, were not aware of the transactions.  We understand the purpose of the rule to be to require disclosure of situations where companies ignored their own policies, not of situations where the policies were allegedly fraudulently circumvented without registrant’s knowledge.  In the instant case, Mr. Fiorentino concealed his actions from the persons preparing the public disclosure or responsible for procedures compliance.  While Mr. Fiorentino’s concealment may have caused the Company’s public filings to omit information otherwise disclosable, the Company did not fail in its disclosure obligations (i.e., no one else responsible for such disclosure was aware of or complicit in Mr. Fiorentino’s actions) and did not fail to have procedures in place to elicit required disclosure.  Accordingly, the Company should not be required to revise its prior filings to reflect this type of information that was hidden from it.

4.
We note your disclosure under footnote 6 to your Summary Compensation Table regarding assets obtained by Mr. Fiorentino without appropriate approval that are not reflected in your compensation disclosure. Your footnote states that you are “attempting to quantify these amounts.” Please file a Form 8-K disclosing the amounts that you have quantified to date. Please clarify the status of your review of this matter in your filing and confirm to us that you will file additional current reports, or other reports as appropriate, when additional material information becomes available. See Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K and Item 5.02(f) of Form 8-K.

While the Company provided the footnote disclosure in an abundance of caution in order to note the potential issue (and filed the 2011 Proxy Statement prior to reaching the settlement with Mr. Fiorentino), it was not the Company’s intention to treat the amounts allegedly taken by Mr. Fiorentino as compensation.   Pursuant to SK Item 402, Mr. Fiorentino will not appear in the 2012 Proxy Statement, and we respectfully request the Staff to reconsider this comment in light of the Company’s Proposal below.

Based on our research, we believe that in most situations where executives had committed acts that should have been reflected in the proxy statement but were not and where the Commission required remedial disclosure, these situations typically involved actions constituting unreported perquisites where other executives, including those responsible for preparation of public filings, were aware of such activities but failed to disclose them.  This is not the instant case; Mr. Fiorentino hid his activities, these activities did not involve perquisites provided by the Company, and they should not be considered as compensation from the Company.  We have been unable to locate applicable precedent or prior SEC comments where former executives allegedly engaging in activities that generated ill-gotten gains (as opposed to executives receiving unreported perquisites and engaging in other conflicts of interest or breaches of fiduciary duties that were known to Company management responsible for preparing public filings, which is the more typical situation) had such gains treated as executive compensation.

As described in the Company’s Proposal and as discussed with the Staff, the Company does not believe the amounts at issue to have had a material impact on its previously reported financial statementS.  We respectfully suggest that Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K and Item 5.02(f) of Form 8-K, addressing base salary and bonus calculations, are not applicable to this matter.

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

Form 10-Q for the Period Ended September 30, 2011

Part I – Financial Information, page 4

Note 8.  Settlement Agreement, page 10

5.
We note your disclosure in the second paragraph of Note 8 on page 10 that you expect to incur additional expenses in relation to the matter involving Mr. Fiorentino. Please expand your future periodic disclosure under Item 103 of Regulation S-K to describe the nature of these expected expenses, with a view to understanding whether the internal investigation is complete and, if not, why additional expenses might be incurred.

The proposed disclosure provided below includes additional information about the Company’s expenses relating to this matter, as requested.

B.	Company Proposal for Enhanced Disclosure

Notwithstanding the Company’s responses provided above, the Company respectfully submits for the Staff’s review the following disclosure in response to the Staff’s comments.  The Company’s Proposal is as follows:

1.	New Form 10-K Disclosure.

We propose the following disclosure for the Form 10-K, to appear under the Legal Proceedings section and in the Notes to Financial Statements.:

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

 “Audit Committee Investigation and Gilbert Fiorentino’s Resignation and Settlement.

In January and February 2011 the Company received anonymous whistleblower allegations concerning the Company’s Miami Florida operations involving the actions of Mr. Gilbert Fiorentino, then the Chief Executive of the Company’s Technology Products Group.  In response to the allegations, the Company commenced an internal investigation of the whistleblower allegations, which was conducted by the Company’s Audit Committee of the Board of Directors with the assistance of independent counsel.

On April 18, 2011, following the independent investigation, the Company delivered a Cause Notice to Mr. Fiorentino pursuant to the terms of his Employment Agreement dated October 12, 2004.  The Cause Notice advised Mr. Fiorentino that the Company intended to terminate him for “Cause” (as defined in the Employment Agreement) at a meeting of its Executive Committee scheduled for May 3, 2011, at which meeting Mr. Fiorentino and his counsel could appear, and that Mr. Fiorentino was being placed on administrative leave pending the outcome of that meeting.

In the Cause Notice, the Company advised Mr. Fiorentino that the Audit Committee investigation had identified grounds to terminate him for Cause under his Employment Agreement, and set forth the following findings by the Audit Committee constituting such grounds:

i)
Mr. Fiorentino personally removed or caused to be removed from the Company’s Miami premises product inventory, and/or kept or caused others to receive at his direction such removed product inventory, without payment to the Company and for his own personal gain;

ii)
Mr. Fiorentino caused substantial amounts of Company inventory purchases to be effected through Company credit cards in order to accrue and/or use “reward points” for his personal benefit and which he improperly converted to his own use;

iii)
Mr. Fiorentino caused his mother to be identified as an employee of the Company in positions for which she had no bona fide job responsibility or function, and caused the Company to pay her a salary and employee benefits, including extended COBRA reimbursements; and

iv)	Mr. Fiorentino engaged in fraudulent “kickback” arrangements with certain of the Company’s vendors, to the detriment of the Company.

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

The Company stated in the Cause Notice that the foregoing activities were in violation of Company policy, the Company’s Corporate Ethics Policy, his fiduciary duties and applicable law.

The Audit Committee’s independent investigation determined that the matters described above did not have any material impact on our previously reported financial results and were limited to the Company’s Miami operations.

On May 9, 2011, following several meetings of the Executive Committee and after extensive discussions with Mr. Fiorentino and his counsel, the Company announced that it had accepted the resignation of Mr. Fiorentino, and that it had executed an agreement with Mr. Fiorentino, effective May 6, 2011, under which Mr. Fiorentino surrendered certain assets to the Company valued at approximately $11 million at May 9, 2011: these assets included the surrender of 1,130,001 shares of Systemax common stock and $480,000 in cash.  The shares surrendered consisted of 580,001 shares of fully vested unexercised stock options, 2) 100,000 shares of fully vested restricted stock awards and 3) 450,000 shares directly owned by Mr. Fiorentino.  The shares surrendered were valued at fair value on May 6, 2011 in the case of the stock options and restricted stock awards and at fair value on May 12, 2011 in the case of the owned shares.  The agreement also requires Mr. Fiorentino to disclose his and his immediate family’s personal assets; forfeit undisclosed assets discovered by the Company; disclose information regarding certain matters that led to his being notified of the Company’s intent to terminate him; and to fully cooperate with the Company in the future.  Mr. Fiorentino and the Company also exchanged mutual general releases and nondisparagement commitments, and Mr. Fiorentino agreed to a 5 year noncompetition obligation.  The $11 million settlement value included a financial statement benefit to the Company related to the surrender of shares and cash payment of approximately $8.4 million which was recorded in the second quarter of 2011 under special (gains) charges, net of related legal and professional fees of approximately $1.3 million for the quarter ended June 30, 2011 and $1.8 million for the first six months of 2011.  The remainder of the settlement value, approximately $2.6 million, was the intrinsic value of the fully vested unexercised stock options on the date of the settlement agreement for which there is no financial statement impact.  The amount of the settlement with Mr. Fiorentino was based on negotiation with him, and was not based on any specific level or nature of damages incurred by the Company, and does not constitute restitution.

On June 21, 2011 Systemax Inc. received notice that the Securities and Exchange Commission (“SEC”) has initiated a formal investigation into the matters discovered by the Audit Committee’s internal investigation.  The Company is fully cooperating with the SEC in its formal investigation and does not expect to comment further on developments related to this matter and disclaims any intention or obligation to update any of the information contained herein except as required by law.

Christopher F. Chase, Esq.
Attorney-Adviser
United States Securities and
  Exchange Commission
February 21, 2012

For the third and fourth quarters of 2011, $0.4 million and $__________ million, respectively, of additional legal and professional fees were incurred related to follow up of the completed investigation and ancillary matters, and for the first nine months of 2011 and for fiscal 2011 related fees totaled $2.2 million and $_______ million, respectively.  The Company expects to incur additional expenses related to this matter in future quarters in connection with the ongoing follow up to the completed investigation of matters related to Mr. Fiorentino’s actions, providing cooperation to the SEC and in pursuing related matters.”

We believe the foregoing proposed disclosures provide the material information requested in the Comment Letter, and we look forward to discussing this with the Staff.

C.           Amendment of Prior Filings.

As discussed with the Staff, the Company does not believe that further detail beyond that made in the Company’s Proposal is necessary.  The Company believes, for the reasons set forth above, that its prior disclosures meet the requirements of the relevant Form 8K Item.  The amounts the Company has identified as relating to Mr. Fiorentino’s actions are based on internal forensic work and estimates; Mr. Fiorentino, and the vendors or third parties with whom he interacted have not provided the Company with corroborating documentation, and in fact Mr. Fiorentino has denied the Audit Committee’s findings.  The Company believes it would be inappropriate, potentially misleading, and possibly in conflict with the findings of and proceedings to be pursued by the Commission, for the Company to publicly disclosure its estimates.

Further, as explained in the Company’s October 14, 2011 response letter to prior comments of the Staff, the Company believes that the amounts involved are not material to an enterprise the size of the Company.  The amounts involved in the employment of Mr. Fiorentino’s mother are small in absolute terms.  The inventory removal constitutes immaterial inventory “breakage” for a company the size of Systemax.  The credit card reward points scheme involved the creation, and conversion, of non-monetary assets.  The most significant finding, involving the vendor overcharge/kickback allegations, is still not material when compared to the Company’s total inventory spend during the subject period, as discussed with the Staff.

In addition, the Company notes that this entire matter, and its relative materiality, has already been absorbed by the market place without any appreciable effect on the Company’s stock trading price.  The Company believes that the aggressive manner in which the situation was handled and the “best practices” corporate governance procedures followed by the Company, i.e., an independent investigation followed by the departure of Mr. Fiorentino and his substantial settlement with the Company, is what was of most concern to investors, as evidenced by the failure of the stock price to react to the April 18 or May 9 Form 8-K’s, the subsequent Form 10-Q disclosure, or the filing of the recent civil lawsuit (which was headline news in Miami) which generally alluded to the activities and amounts involved.

Accordingly, the Company proposes to make the required disclosure provided in the Proposal in its upcoming Form 10K, and looks forward to discussing that with the Staff.

As requested by the Staff, we hereby confirm the Company’s acknowledgment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions concerning this matter or if we can provide additional information or assistance.

Very truly yours,

/s/ Eric M. Lerner
Eric M. Lerner

cc:	Mara Ransom, Esq. (via federal express)
Assistant Director United States Securities and Exchange Commission

Curt Rush, Esq. (via e-mail)
General Counsel & Secretary
Systemax Inc.

Mr. Lawrence P. Reinhold (via e-mail)
Executive Vice President & Chief Financial Officer
Systemax Inc.